
May 16, 2024

Brian Mitts
Chief Financial Officer, Executive VP - Finance and Treasurer
NexPoint Diversified Real Estate Trust
300 Crescent Court, Suite 700
Dallas, TX 75201

     **Re: NexPoint Diversified Real Estate Trust
         Form 10-K for the Fiscal Year Ended December 31, 2023
         File No. 001-32921**

Dear Brian Mitts:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Notes to Consolidated Financial Statements
Note 8. Equity Method Investments, page 112

1.   We note your presentation of NREF and VineBrook's summarized financial information. Please tell us how you considered Regulation S-X Rule 8-03(b)(3) in your determination to not provide summarized financial information for any additional individual investee that is significant or for any combination of investees that is significant. Within your response, please provide us with your applicable significance tests for individual and/or aggregated investees.

2.   We note your presentation of NREF and VineBrook's summarized financial information. Please tell us how you determined it was appropriate to label such data as unaudited.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction